Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES EXPIRATION OF ITS TENDER OFFER

FOR 9.50% NOTES DUE 2016

MONTERREY, MEXICO, OCTOBER 24, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the expiration of its previously announced cash tender offer to purchase any and all of the outstanding 9.50% Senior Secured Notes due 2016 (the “2016 Notes”) issued by CEMEX Finance LLC. The tender offer expired at 11:59 p.m., New York City time, on October 23, 2013 (the “Expiration Date”). CEMEX was advised by the tender agent that as of the Expiration Date, a total of U.S.$470,249,000 of 2016 Notes had been tendered in the tender offer, including the U.S.$469,949,000 of tendered 2016 Notes purchased by CEMEX on the early settlement date of October 9, 2013. CEMEX accepted all such validly tendered 2016 Notes for purchase. As a result, U.S.$354,751,000 principal amount of 2016 Notes remain outstanding.

Holders of 2016 Notes that validly tendered after 5:00 p.m., New York City time, on October 8, 2013 and at or prior to the Expiration Date were entitled to receive U.S.$1,032.50 per U.S.$1,000 principal amount of 2016 Notes accepted for purchase. The final settlement date on which CEMEX made payment for such 2016 Notes occurred on October 24, 2013 (the “Final Settlement Date”). Holders also received accrued and unpaid interest on such 2016 Notes from the last interest payment date to, but not including, the Final Settlement Date.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. acted as Dealer Managers for the tender offer. D.F. King (Europe) Limited acted as Information Agent and Tender Agent for the tender offer.

This release is neither an offer to purchase nor a solicitation of an offer to sell any securities of CEMEX in any transaction. The tender offer was made pursuant to an offer to purchase and a related letter of transmittal, copies of which were delivered to holders of the 2016 Notes, and which set forth the complete terms and conditions of the tender offer.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

2